CONSENT OF QUALIFIED PERSON

I, Myron R. Henderson, P.E., consent to public filing of the technical report entitled "MacArthur Copper Project, NI 43-101 Technical Report, Preliminary Economic Assessment, Lyon County, Nevada, USA" (Technical Report) dated May 23, 2012 by Quaterra Resources, Inc.

I also consent to any extracts from or a summary of the Technical Report in the News Release dated May 23, 2012 by Quaterra Resources, Inc.

I certify that I have read the News Release dated May 23, 2012 filed by Quaterra Resources, Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated June 26, 2012

REGISTERED PROFESSIONAL ENGINEER MYRON R. HENDERSON No. 4133 EXP 6/30/13 MANUFACTURING STATE OF CALIFORNIA

Myron R. Henderson

Myron R. Henderson, P. E.